FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 31, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

(This message has been sent to all ABN AMRO Group staff worldwide.)

Dear colleagues,

We received a proposed offer yesterday from the consortium of Royal Bank of Scotland, Santander and Fortis. Many of you will have read the proposed offer or seen coverage in the media, and many of you undoubtedly have questions.

What's changed is that there are now two proposed offers on the table – the one from Barclays and the one from the consortium. The difference between them at this point is that the Barclays offer is agreed with ABN AMRO and recommended by the Managing Board and Supervisory Board.

Both Boards will now carefully consider the consortium's 49-page proposed offer and examine its implications for ABN AMRO, our shareholders and all other stakeholders.

Today's press release also mentions that three Supervisory Board members are now part of a 'Transaction Committee' and will liaise with the Managing Board, key staff and advisers on all matters regarding the recommended offer by Barclays and the proposed offer by the consortium. Needless to say, all three are thoroughly versed in these developments and have already been working closely with the Managing Board on them. I'm confident that the Transaction Committee will add value to this complicated process, providing shorter lines of communication and decision-making, all within our corporate governance structure.

Although the consortium's proposed offer finally provides more clarity, the uncertainty is far from over. A critical element remains the future of LaSalle, to be decided by a Dutch Supreme Court ruling and a possible Extraordinary General Meeting of Shareholders (EGM). An additional next step will include a Fortis EGM (required to approve their proposed equity issue) and any potential EGMs held by the other consortium banks. The specific timing of these events is unknown, but most are expected to take place between the end of June and August.

I'd like to mention the feedback I've received that some colleagues are frustrated at not being pre-informed about developments. Although I can certainly understand this frustration, legal constraints simply dictate that I can't inform you before the information is within the public domain. I do hope you understand and realise that the BU heads and I do our best to give you the most up-to-date information with the aim to alleviate your uncertainties.

All of us at every level of the organisation are experiencing this uncertainty in different ways, but one thing we all have in common is our dedication to our clients and business. I hope you are as inspired as I am to hear about the unfaltering good work so many of us are doing, which is translating into revenues for the bank and satisfaction for our clients.

Keep up the good work!

Kind regards,

Rijkman Groenink
Chairman of the Managing Board

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. (“ABN AMRO”). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays PLC (“Barclays”); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information and Where to Find it

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In connection with the proposed business combination transaction between Barclays and ABN AMRO, Barclays expects that it will file with the US Securities and Exchange Commission a Registration Statement on Form F-4 which will contain a prospectus, a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.

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Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: May 31, 2007	By:	/s/ Petri Hofste

		Name:	Petri Hofste
		Title:	Group Accounting Officer

	By:	/s/ Willem Nagtglas Versteeg

		Name:	Willem Nagtglas Versteeg
		Title:	Company Secretary